Exhibit (a)(1)(vii)

Dear Shareholders,
The start of 2026 has brought increased volatility across markets and renewed attention on private credit. As market conditions evolve, we expect differences in performance across managers to become more pronounced given that long-term results are driven in part by the importance of underwriting quality, portfolio construction, and balance sheet management. At Barings, we have long managed our strategy with a focus on consistency and long-term orientation designed to perform across market cycles.
We launched Barings Private Credit Corporation (“BPCC” or the “Fund”) to expand investor access to our established private credit strategy, focused on first-lien senior secured lending with an emphasis on limiting downside risk and core middle-market borrowers, alongside the ability to transact at net asset value. We believe this focus continues to position our strategy well in the current environment.
We are proud of BPCC’s long-term performance since inception, reflecting the durability of a strategy that has delivered consistently across multiple market environments. Through February 28, 2026, the Fund has delivered an annualized net total returni of 10.6% since it was launched, competitive with our peer non-traded business development companiesii and outperforming all public credit indicesiii across annualized periods.
We are confident the Fund will continue to deliver value for shareholders and believe that its emphasis on first-lien senior secured cash-pay loans makes it well-suited to navigate the current environment. We believe the credit quality of the Fund’s portfolio remains strong as non-accrualsiv remain relatively low compared to the historical industry average of 0.9%v, coming in at 0.4% of the portfolio at fair value as of December 31, 2025, while weighted average interest coverage has increased to approximately 2.6x.vi The resilience of our strategy has historically been evident during periods of public equity and fixed income market stress, including in 2022, when BPCC delivered an 8.5% net total returnvii as compared to -18.1% in the public equity market, -0.7% in the public broadly syndicated loan market, -13.0% in the investment grade bond market, and -11.2% in the high yield bond market during such time.viii
Against a backdrop of heightened attention on private credit and evergreen structures, we believe transparency around portfolio fundamentals and liquidity mechanics is especially important. To that end, we would also like to provide an update on the Fund’s quarterly discretionary share repurchase program and the outcome of the most recent repurchase offer, which expired on March 31, 2026. During the first quarter of 2026, BPCC experienced net growth, with solid subscription activity alongside elevated repurchase requests equal to 11.3%ix of common shares outstanding as of December 31, 2025, consistent with broader trends across the evergreen investment landscape.
Consistent with the Fund’s design and in accordance with the terms of BPCC’s repurchase offer and its prior public disclosure, the Fund has accepted for repurchase 5% of its outstanding shares for the quarter. As requests exceeded that level, repurchases will be fulfilled on a pro-rated basis. The Fund intends to fulfill approximately 44.3% of the repurchase requests from each shareholder who validly tendered and did not properly withdraw shares in the first quarter tender offer. Consistent with the terms of the Fund’s repurchase offer, any unfulfilled portion of a repurchase request will not carry over automatically to the Fund’s next repurchase offer, but may be resubmitted by shareholders in subsequent quarters, subject to the same liquidity framework.
BPCC has conducted discretionary share repurchase offers every quarter since the third quarter of 2022 for up to 5.0% of shares outstanding as of the close of the previous calendar quarter. Subject to market conditions and the Fund’s terms, BPCC intends to continue to offer its repurchase program to shareholders quarterly.x
The Fund’s liquidity framework is designed to protect the long-term interests of all shareholders. By applying this approach consistently, we seek to balance near-term liquidity needs with prudent stewardship of capital for both exiting and remaining investors. Maintaining this discipline allows us to preserve portfolio integrity and continue deploying capital, which is an important consideration in the current market environment.
Periods of market turbulence—driven today by factors ranging from rapid technological change to geopolitical uncertainty —often coincide with shifts in credit pricing and structure, creating attractive opportunities for lenders with the discipline, access, and flexibility to deploy capital selectively.
We believe the Fund’s balance sheet remains well positioned, with substantial available liquidity, long-dated and diversified funding sources, and moderate leverage, providing flexibility to deploy capital selectively as opportunities emerge.
Thank you for your continued confidence and partnership.
Sincerely,
Barings Private Credit Corporation

Additional Disclosures
Forward-Looking Statement Disclosure
This communication includes forward-looking statements based on current expectations. The forward-looking statements included herein are identified by use of words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund and Barings as of the date of this communication. Except as required by the federal securities laws, neither the Fund nor Barings undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this letter are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statement is not a guarantee of future performance and the Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including, without limitation, market conditions, uncertainties surrounding interest rate volatility, changing economic conditions and other factors the Fund has identified in its filings with the Securities and Exchange Commission (the “SEC”), including the factors set forth in “Part I, Item 1A. Risk Factors” included in the Fund’s most recent Annual Report on Form 10-K.
Additional Important Disclosures
Past performance is not a guarantee of future results. This letter shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.

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i Net total returns are calculated using a geometric return methodology, wherein monthly total returns (or quarterly returns prior to 2023) are calculated by adding the monthly dividend (or quarterly prior to October 2022) to the month-over-month change in NAV and dividing the sum by the prior month's NAV and then compounding values monthly (or quarterly prior to 2023). Returns greater than one year are annualized using a compound annual growth rate (CAGR) calculation and assume reinvestment of dividends and distributions. All returns are derived from unaudited financial information and are net of all Fund expenses. Performance data herein represents past performance and is no guarantee of future results.  There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of long-term performance of the Fund.
ii As of February 28, 2026, measured by comparing annualized total returns since the five largest peer non-traded business development company’s (BDC) respective inception dates (BPCC inception May 13, 2021) and over the last three years. Peer data is sourced from public filings available through the SEC EDGAR portal and from their public websites where total return data is published each month. The five largest peer non-traded BDCs by total equity as of 12/31/2025 are Apollo Debt Solutions BDC; Ares Strategic Income Fund; Blackstone Private Credit Fund; Blue Owl Credit Income Corporation; and HPS Corporate Lending Fund.
iii As of February 28, 2026, measured by comparing annualized total returns since the Fund’s inception (May 13, 2021) and since April 30, 2021 for public market peer compound returns) and over the last three years. Public market return data sourced from Pitchbook LCD and Nasdaq eVestment.

iv Generally, when interest and/or principal payments on a loan become past due, or if we otherwise do not expect the borrower to be able to service its debt and other obligations, we will place the loan on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible.
v Cliffwater Direct Lending Index historical average (since September 30, 2015) as of December 31, 2025.
vi Fair-value weighted average of reported interest coverage ratios (TTM EBITDA / TTM int. expense.
vii See note i above for description of calculation of annualized net total return.
viii As measured by compound total returns for the period from January 1, 2022 through December 31, 2022. Public market total return data sourced from Pitchbook LCD and Nasdaq eVestment. Indices represented are the S&P 500 (“public equity market”), Morningstar LL100 (“public broadly syndicated loan market”), Bloomberg US Aggregate Bond Index (“investment grade bond market”), and Bloomberg US Corporate High Yield Bond Index (“high yield bond market.
ix Estimated pending final transfer agent processing of tender requests.
x Quarterly repurchases are expected but not guaranteed. The Fund’s Board of Directors may amend, suspend or terminate these share repurchases in its discretion if it deems such action to be in the best interest of shareholders.